December 8, 2009

Mr. James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc
122 West Washington Avenue
Madison, Wisconsin 53703

> **Re:** **Great Wolf Resorts, Inc**
> **Form 10-KSB for the year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **File No. 000-51064**

Dear Mr. Calder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief